Exhibit 99.97

Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue Queen ouest Toronto ON M5H 3S8

RECEIPT

Fire & Flower Holdings Corp. (formerly Cinaport Acquisition Corp. II)

This is the receipt of the Ontario Securities Commission for the Amended and Restated Base Shelf Prospectus dated November 24, 2020 (the amended prospectus) amending and restating the Base Shelf Prospectus of the above Issuer dated November 1, 2019.

The amended prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. A receipt for the amended prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

November 25, 2020

Sonny Randhawa

Sonny Randhawa
Director, Corporate Finance Branch

SEDAR Project # 2950423